SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number 0-22250

                           NOTIFICATION OF LATE FILING

      (Check One):    [ X ] Form 10-KSB    [  ] Form 11-K    [  ] Form 20-F
                      [   ] Form 10-Q      [  ] Form N-SAR

For Period Ended:    DECEMBER 31, 1998
                     -----------------------------------------------------------

[   ] Transition Report on Form 10-K   [  ]  Transition  Report on Form 10-Q
[   ] Transition Report on Form 20-F   [  ]  Transition  Report on Form N-SAR
[   ] Transition Report on Form 11-K

   For the Transition Period Ended:
                                     -------------------------------------------

    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:
                                                    ----------------------------

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   BRILLIANT DIGITAL ENTERTAINMENT, INC.
                        --------------------------------------------------------

Former name if applicable

--------------------------------------------------------------------------------

Address of principal executive office (STREET AND NUMBER)

       6355 TOPANGA CANYON BOULEVARD, SUITE 120
--------------------------------------------------------------------------------

City, State and Zip Code    WOODLAND HILLS, CALIFORNIA 91367
                         -------------------------------------------------------

                                     PART II
                             RULE 12B-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[XX] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Brilliant Digital Entertainment, Inc. currently is negotiating a strategic business acquisition, which acquisition will be material to Brilliant and require disclosure in Brilliant's Annual Report on Form 10-KSB. Brilliant is unable, without unreasonable effort and expense, to file timely its Annual Report on Form 10-KSB for the year ended December 31, 1998 as it has been unable to gather the information necessary to complete disclosure of the acquisition in the Annual Report.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

             MICHAEL OZEN              818                615-1500
--------------------------------------------------------------------------------
                (Name)             (Area Code)        (Telephone number)

      (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [XX] Yes   [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [XX] Yes   [  ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     BRILLIANT DIGITAL ENTERTAINMENT, INC.
--------------------------------------------------------------------------------
                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date April 1, 1999                     By      /S/ Michael Ozen
     --------------------------------          ---------------------------------
                                        Name:   Michael Ozen
                                        Title:  Chief Financial Officer



                                     PART IV
                                     ITEM 3

The results for the year ended December 31, 1998 are significantly impacted by the factors described in Brilliant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 and the attached press release issued on April 1, 1999.